UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2013

Commission File No. 001-35531

TAHOE RESOURCES INC.
(Translation of registrant's name into English)

5190 Neil Road Suite 460, Reno, Nevada 89502
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F
Form 20-F [   ]     Form 40-F [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) [   ]

SUBMITTED HEREWITH

Exhibits
99.1	Annual Information Form of the Company for the year ended December 31, 2012
99.2	Audited financial statements of the Company and the notes thereto for the fiscal year ended December 31, 2012 and 2011 together with the report of the auditors thereon
99.3	Management Discussion and Analysis of the Company for the year ended December 31, 2012
99.4	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) of the Exchange Act
99.5	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) of the Exchange Act
99.6	Certification of Chief Executive Officer pursuant to Rule 13a-14(b) of the Exchange Act and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.7	Certification of Chief Financial Officer pursuant to Rule 13a-14(b) of the Exchange Act and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.8	Consent of KPMG LLP dated March 8, 2013 relating to their audit report dated March 8, 2012 on the financial statements of the Company for the year ended December 31, 2011
99.9	Consent of Deloitte LLP dated March 7, 2013 relating to their audit report dated March 7, 2013 on the financial statements of the Company for the year ended December 31, 2012
99.10	Consent of Conrad Huss, P.E., dated March 7, 2013
99.11	Consent of Daniel Roth, P.E., dated March 7, 2013
99.12	Consent of Thomas L. Drielick, P.E., dated March 7, 2013
99.13	Consent of Paul Tietz, C.P.G., dated March 7, 2013
99.14	Press Release dated March 8, 2013
99.15	Form 52-109F2, CEO Certification of Interim Filings, Full Certificate
99.16	Form 52-109F2, CFO Certification of Interim Filings, Full Certificate

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TAHOE RESOURCES INC.

Date: March 7, 2013

/s/ Edie Hofmeister
Edie Hofmeister
Vice President & General Counsel